Exhibit 12.1

The Carlyle Group L.P.

Unaudited Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Six Months Ended	Year Ended December 31,
	June 30, 2017	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense	$49.4	$111.5	$97.7	$91.6	$57.0	$23.3
Portion of rental expense which represents interest factor	9.4	18.3	18.8	18.2	16.5	15.8
Amortization of debt issuance costs, premiums and discounts	0.6	1.2	1.2	1.3	1.4	1.3

Total Fixed Charges	$59.4	$131.0	$117.7	$111.1	$74.9	$40.4

Earnings available for fixed charges:
Income before income tax provision	$571.4	$45.3	$402.2	$991.9	$1,444.0	$2,439.9
Add: Fixed charges	59.4	131.0	117.7	111.1	74.9	40.4
Add: Distributed income of equity investees	65.5	181.3	23.3	96.0	75.7	20.7
Less: Income (loss) from equity method investments	(104.3)	(150.6)	(10.4)	7.3	(14.2)	(32.7)
Less: Net income (loss) - Non-controlling interests	(19.8)	(41.0)	(537.9)	(485.5)	(676.0)	(1,756.7)

Total earnings available for fixed charges	$572.2	$166.0	$(5.1)	$720.8	$904.4	$711.6

Ratio of earnings to fixed charges	9.63	1.27	(1)	6.49	12.07	17.61

(1)	For the year ended December 31, 2015, the ratio of earnings to fixed charges was less than 1:1. The Partnership would have needed to generate additional earnings of $122.8 million to achieve a coverage ratio of 1:1 for the year ended December 31, 2015.